EXHIBIT 99.41

NEWS RELEASE

August 15, 2011	News Release # 2011-21

Mercator Minerals Reports an Increase of 61% in Revenues on Record
Copper and Molybdenum Production in Second Quarter 2011

Cash Flow from Mineral Park mine of $23.5 million, Net Income of $24.0 million or $0.12 per share
(All financial information prepared in accordance with International Financial Reporting Standards ("IFRS");
all amounts in US$ unless otherwise specified)

TRADING SYMBOL: TSX – ML

Vancouver, BC, August 15, 2011 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced its revenues for second quarter 2011 of $72.4 million, an increase of $27.6 million or 61% the second quarter 2010. Earnings from operations for the second quarter 2011, was $17.8 million or nearly 25% of total revenues, which is 82% greater than the second quarter of 2010. Net income for the second quarter 2011 was $23.6 million or $0.12 per share on a basic basis.

“Record production at our Mineral Park mine of 11.2 million pounds of copper and 1.8 million pounds of molybdenum for the quarter, or respectively 24% and 100% greater than the same quarter in 2010 was the main contributing factor, said Bruce McLeod, President and Chief Executive Officer. “I am very pleased the performance of our team at the mine and we expect to achieve further production records as we near completion of the Phase 2 expansion to a 50,000 ton per day run-rate.”

SECOND QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

●
The Company’s Mineral Park mine set a record for both copper and molybdenum production. Copper production totalled 11.2 million pounds (10.4 million pounds in concentrates and 0.8 million pounds of cathode copper) and 1.8 million pounds of molybdenum. The increased production is attributable to improved copper and molybdenum recoveries and increased mill throughput during the quarter of 2011. Recoveries were 76.6% for copper and 73.6% for molybdenum and mill throughput averaged a record of 32,260 tons per day (tpd).

●
Net income of $24.0 million ($0.12 per share) for the quarter (includes a one time charge of $2.8 million related to the Creston Moly acquisition) as compared to a net income of $22.9 million ($0.12 per share) for the comparable quarter of 2010.

●	Revenues of $72.4 million for the quarter, an increase of $27.5 million, or 61%, over the comparable quarter of 2010.

●	Cash costs* in the quarter for copper was $2.29 per pound and for molybdenum was $12.10 per pound, or 11% and 18%, respectively lower than the first quarter of 2011.

●	Earnings from operations of $17.8 million (or nearly 25% of total revenues), representing an $8.0 million increase, or 82% increase, over the comparable quarter of 2010.

●	The Company recorded earnings before interest, tax, depreciation, and amortization (EBITDA*) of $29.2 million for the quarter as compared to $29.1 million for the second quarter of 2010.

●	Net cash from operations at the Company’s wholly owned Mineral Park Mine was $23.5 million for the quarter, compared to a negative $3.1 million in the second quarter of 2010.

●
Capital expenditures of $19.7 million for the quarter included $15.7 million for the Phase 2 mill expansion and $4.0 million for the natural gas turbine installation at Mineral Park mine. The turbine was placed into service on August 15, 2011. Phase 2 mill expansion construction is complete and ore throughput will begin ramping up. The second ore crusher is expected to be completed and placed into service by mid-September, increasing the ore throughput to the design rate of 50,000 tpd.

●	On June 22, 2011, the Company acquired all the outstanding common shares of Creston Moly Corp. (Creston Moly) by way of a previously announced plan of arrangement.

*These are alternative performance measures. Please see “Alternative Performance Measures” section on page 20 of the MD&A.

Mineral Park Phase 2 Expansion Update

The Phase 2 construction and expansion of milling capacity to 50,000 tpd is nearly complete and commissioning is expected to begin in mid-August and be fully completed by the middle of September 2011. Current status as of August 15, 2011 is as follows:

●	The 37 megawatt turbine generator construction and testing was completed on August 12, 2011 with commercial operation commencing on August 15, 2011.

●	Phase 2 SAG mills construction is complete and operational.

●	Phase 2 ball mills construction is complete.

●	Phase 2 rougher flotation cells construction is complete.

●	The waterline and well construction is complete; three wells energized mid-August with the final well expected to be energized early this September.

●	Phase 2 crusher installation is progressing well and is expected to be completed by mid-September 2011.

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As of July 31, 2011, the Company is expecting an additional $8.8 million of capital expenditures for the Phase 2 expansion, which includes the final capital required for the commissioning and commencement of commercial operation of the natural gas turbine.

Financial Statements and Management Discussion & Analysis (MD&A)

This news release is prepared as at August 15, 2011 and should be read in conjunction with the MD&A and Financial Statements for the second quarter ended June 30, 2011 which has been posted on Mercator’s website (www.mercatorminerals.com) and on SEDAR (www.sedar.com) under the Company’s profile. This news release does not constitute a MD&A as contemplated by relevant securities rules. Our financial results are prepared in accordance with IFRS. This press release refers to “EBITDA” which is not performance measure recognized as having a standardized meaning under IFRS. We disclose this performance measure, which has been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results to investors. This performance measure may not be comparable to similar data presented by other mining companies. This should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.  See page 20 of the MD&A for the Company’s reconciliation of EBITDA.

All references to dollars in this news release are in US dollars unless otherwise noted.

Webcast/Conference Call

Mercator’s senior management will hold a conference call and a live audio webcast on Tuesday, August 16, 2011 at 7:30 a.m. Pacific timeto discuss results for the second quarter 2011. To participate in the call, dial 800-766-6630 (North America) and 800.4222.8835 (International). To listen to the live webcast, visit http://www.gowebcasting.com/2689.

An archived recording of the conference call will be available for playback after the event until August 30, 2011 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference passcode 5771266#.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.  All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

 For further information please visit the Mercator website at www.mercatorminerals.comor contact;

Bruce McLeod, President and CEO at 778.330.1290 or;
Marc LeBlanc, VP Corporate Development and Corporate Secretary at 778.330.1292.

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

"D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases and MD&A's (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by, Gary Simmerman, BsC, Mining Eng, FAusIMM, Mercator's Vice President, Engineering a Qualified Person under NI 43-101.

Forward Looking Information

This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.